OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CTI Group (Holdings) Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
126431 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	126431 10 5	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Harold D. Garrison

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,478,567(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,478,567(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,478,567(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See Item 4 herein.

Item 1(a)	Name of Issuer: CTI Group (Holdings) Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 333 North Alabama Street Suite 240 Indianapolis, IN 46204

Item 2(a)	Name of Person Filing: Harold D. Garrison

Item 2(b)	Address of Principal Business Office or, if none, Residence: 333 North Alabama Street Suite 240 Indianapolis, IN 46204

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Class A common stock, par value $0.01 per share (“Class A Stock”)

Item 2(e)	CUSIP Number: 126431 10 5

Item 3	Not Applicable

Item 4	Ownership:[2]

(a) Amount beneficially owned: As of December 31, 2006, Mr. Garrison beneficially owned 2,478,567 shares of Class A Stock, including 547,805 shares of Class A Stock and options[3] to purchase 140,625 shares of Class A Stock held directly by Mr. Garrison, 449,082 shares of Class A Stock held by HDG Investments, LLC, and 1,341,055 shares of Class A Stock held by Sunset, LLC. Mr. Garrison is the sole member of HDG Investments, LLC and the managing member of Sunset, LLC.

[2]	Mr. Garrison’s beneficial ownership information (except for information related to Mr. Garrison’s stock options) and the percentage of Class A Stock, beneficially owned by Mr. Garrison reported herein are based on the information set forth on the Quarterly Report on Form 10-QSB filed with the Securities Exchange Commission on November 14, 2006.

[3]	On September 4, 2002, Mr. Garrison was granted an option to purchase 112,500 shares of Class A Stock. On November 5, 2003, Mr. Garrison was granted an option to purchase 37,500 shares of Class A stock. The options granted on September 4, 2002 and November 5, 2003 become exercisable in four equal annual installments beginning on the first anniversary of their respective grant dates.

The filing of this Amendment No. 4 to Schedule 13G shall not be construed as an admission that (a) Mr. Garrison is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Amendment No. 4 to Schedule 13G or (b) that this Amendment No. 4 to Schedule 13G is legally required to be filed by Mr. Garrison.
(b) Percent of class: 8.5% (based on 29,178,271 shares of Class A Stock outstanding as of December 31, 2006).
(c) Number of shares as to which Mr. Garrison has:
(i)	sole power to vote or to direct the vote: 2,478,567 shares of Class A Stock, including 547,805 shares of Class A Stock and options to purchase 140,625 shares of Class A Stock held directly by Mr. Garrison, 449,082 shares of Class A Stock held by HDG Investments, LLC, and 1,341,055 shares of Class A Stock held by Sunset, LLC.

(ii)	shared power to vote or to direct the vote: 0 shares of Class A Stock.

(iii)	sole power to dispose or to direct the disposition of: 2,478,567 shares of Class A Stock, including 547,805 shares of Class A Stock and options to purchase 140,625 shares of Class A Stock held directly by Mr. Garrison, 449,082 shares of Class A Stock held by HDG Investments, LLC, and 1,341,055 shares of Class A Stock held by Sunset, LLC.

(iv)	shared power to dispose or to direct the disposition of: 0 shares of Class A Stock.

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	By:	/s/ Harold D. Garrison
		Name:	Harold D. Garrison